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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     America Online, Inc.
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   (Last)                            (First)              (Middle)

     22000 AOL Way
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                                    (Street)

     Dulles, VA  20166
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     January 10, 2000
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Time Warner Inc. (TWX)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

N/A
------------------------------------------------------------------------------------------------------------------------------------


*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option to purchase
Common Stock (1)         (2)        (3)             Common Stock           233,263,204 (4)  $110.63 per share  D
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

    (1) The option (the "Option") to purchase shares of common stock, par value $0.01 per share ("Common Stock"), was granted pursuant to the Stock Option Agreement, dated as of January 10, 2000 (the "Stock Option Agreement"), between the Reporting Person and the Issuer (filed as Exhibit 10.1 to the Reporting Person's Report on Form 8-K dated January 10, 2000).

    (2) The Option becomes exercisable upon the date on which the Reporting Person becomes unconditionally entitled to receive certain termination fees pursuant to Section 8.2(b) of the Agreement and Plan of Merger, dated as of January 10, 2000, between the Reporting Person and the Issuer (filed as
    Exhibit 2.1 to the Reporting Person's Report on Form 8-K dated January 10, 2000, which section is incorporated herein by reference).

    (3) The  Option  expires  upon  the  earliest  to occur  of  certain  events
    described  in  Section   1.2(a)  the  Stock  Option   Agreement,   which  is
    incorporated herein by reference.

    (4) The number of shares of Common Stock subject to the Option adjusts to equal 19.9% of the issued and outstanding shares of the Issuer's Common Stock.

/s/J. Michael Kelly                                         January 20, 1999
---------------------------------------------            -----------------------
     J. Michael Kelly                                            Date
     Senior Vice President, Chief Financial Officer
     and Assistant Secretary

     **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.